Exhibit 4.34

(English Translation)

Memorandum on Insurance Cooperation Framework Agreement between Chang An Property And Liability Insurance Ltd. and Hexin E-commerce Co., Ltd.

Party A: Chang An Property And Liability Insurance Ltd.

Principal: YAN Bo

Address: Changbao Building, 1 Anhua Beili, Dongcheng District, Beijing

Telephone: 010-51336688

Party B: Hexin E-commerce Co., Ltd.

Legal Representative: AN Xiaobo

Address: C-13F, Shimao Tower, 92A Jianguo Road, Chaoyang District, Beijing

Telephone: 010-53579041

Chang An Property And Liability Insurance Ltd. (“Party A”) and Hexin E-commerce Co., Ltd. (“Party B”) entered into an Insurance Cooperation Framework Agreement on February 1, 2018 (the “Framework Agreement”).  In connection with the Framework Agreement, Party A and Party B hereby reach agreement as follows after consultation:

I.                                        Insurance coverage: during the term of insurance, the covered debts which have been created via Party B’s matching services, meet the requirements of Party A for coverage, and are recorded in the custodial business system of Jiangxi Bank in accordance with the Cooperation Agreement on Payment Settlement Service with respect to Custodial Business of Funds (Agreement number: Jiang Yin Wang Jin Cun Zi No. 201701001) made between Party B and Jiangxi Bank.

II.                                   Premium rate: 2% per annum.

III.                              Coverage territory: the coverage territory for performance guarantees in relation to loan repayment shall be subject to the regulatory requirements.

IV.                               As from the commencement date of formal cooperation as agreed upon by Party A and Party B, the insured amount shall be equal to the covered debts under the loan agreements formed between the borrowers and the lenders which meet the requirements of Party A for coverage.

V.                                    Upon commencement of formal cooperation as agreed upon by Party A and Party B, with respect to the covered debt eligible for Party A’s coverage, each borrower shall voluntarily pay the premium to Party A in accordance with the loan agreement and the premium rate applicable to the covered debt insured by Party A.

VI.                               Party A and Party B agree that the formal cooperation shall commence from February 1, 2018.

VII.                          When publicizing the cooperation project to business partners or the general public, the Parties shall expressly state that Party A only offers services with respect to the lending conduct which Party A has agreed to insure and the publicity must be approved by Party A in advance.  Party B shall make no public announcement in any form whatsoever with respect to claiming settlement without the prior consent of Party A.

VIII.                     This Memorandum shall take effect upon execution by Party A and Party B and shall terminate upon termination of the Framework Agreement.

IX.                             This Memorandum shall be made in six (6) counterparts.  Each Party shall hold three (3) counterparts, each of which shall have the same legal effect.

(End of Text)

(Signature Page of Memorandum on Insurance Cooperation Framework Agreement between Chang An Property And Liability Insurance Ltd. and Hexin E-commerce Co., Ltd.)

Party A: Chang An Property And Liability Insurance Ltd. [Affixed with company seal]		Party B: Hexin E-commerce Co., Ltd. [Affixed with company seal]

Signed by:	/s/YAN Bo	Signed by:	/s/ AN Xiaobo
Name: YAN Bo		Name: AN Xiaobo
Title: Principal or Authorized Representative		Title: Legal or Authorized Representative

Date:	February 1, 2018	Date:	February 1, 2018